Filed Pursuant to Rule 424(b)(3)
Registration No. 333-196886

JONES LANG LASALLE INCOME PROPERTY TRUST, INC.
SUPPLEMENT NO. 11 DATED OCTOBER 1, 2015
TO THE PROSPECTUS DATED MARCH 27, 2015

This supplement No. 11 is part of the prospectus of Jones Lang LaSalle Income Property Trust, Inc. and should be read in conjunction with the prospectus. Terms used in this supplement No. 11 and not otherwise defined herein have the same meanings as set forth in our prospectus and any supplements thereto. The purpose of this supplement is to disclose:
•the components of NAV as of September 30, 2015;
•the status of our offering;
•the status of our share repurchase plan;
•the acquisition of O'Hare Industrial Portfolio and Whitestone Market;
•a change in audit committee members; and
•the recent share pricing information.
Components of NAV
The following table provides a breakdown of the major components of our share price as of September 30, 2015:

	September 30, 2015
Component of NAV	Class A Shares	Class M Shares	Class A-I Shares	Class M-I Shares	Class D Shares
Real estate investments (1)	$459,648,000	$414,124,000	$85,420,000	$45,754,000	$120,471,000
Debt	(168,151,000)	(151,497,000)	(31,249,000)	(16,738,000)	(44,071,000)
Other assets and liabilities, net	34,746,000	31,304,000	6,457,000	3,458,000	9,106,000
Estimated enterprise value premium	None assumed	None assumed	None assumed	None assumed	None assumed
NAV	$326,243,000	$293,931,000	$60,628,000	$32,474,000	$85,506,000
Number of outstanding shares	29,438,803	26,472,468	5,457,911	2,922,875	7,705,558
NAV per share	$11.08	$11.10	$11.11	$11.11	$11.10

(1)	The value of our real estate investments was greater than the historical cost by approximately 3.2% as of September 30, 2015.
The following are key assumptions (shown on a weighted-average basis) that are used in the discounted cash flow models to estimate the value of our real estate investments as of September 30, 2015:

	Apartment	Industrial	Office	Retail	Other (1)	Total Company
Exit capitalization rate	6.45%	6.44%	6.43%	6.32%	7.50%	6.45%
Discount rate/internal rate of return (IRR)	7.87	7.12	7.44	7.17	8.50	7.40
Annual market rent growth rate	2.91	3.06	2.97	3.14	3.65	3.05
Holding period (years)	10.00	10.00	10.00	10.00	23.77	10.49

(1)	Other includes South Beach Parking Garage, which is subject to a ground lease. It's appraisal incorporates discounted cash flows over the remaining term of the ground lease.

While we believe our assumptions are reasonable, a change in these assumptions would impact the calculation of the value of our real estate investments. For example, assuming all other factors remain unchanged, an increase in the weighted-average discount rate/internal rate of return (IRR) used as of September 30, 2015 of 0.25% would yield a decrease in our total real estate investment value of 1.4% and our NAV per share class would have been $10.87, $10.89, $10.89, $10.89 and $10.88 for Class A, Class M, Class A-I, Class M-I and Class D, respectively.

Status of the Offering
We commenced our First Extended Public Offering of up to $2,700,000,000 in shares of common stock on January 16, 2015, of which $2,400,000,000 in shares can be issued pursuant to our primary offering and $300,000,000 in shares can be issued pursuant to our distribution reinvestment plan.
As of September 30, 2015, we have received aggregate gross proceeds of approximately $223,024,000 including $141,833,000 from the sale of 12,955,787 Class A shares, $43,108,000 from the sale of 3,961,384 Class M shares, $14,903,000 from the sale of 1,369,946 Class A-I shares and $23,180,000 from the sale of 2,134,926 Class M-I shares pursuant to our primary offering. As of September 30, 2015, there were $2,176,976,000 in shares of our common stock in our primary offering available for sale. As of September 30, 2015, we have received approximately $7,570,000 pursuant to our distribution reinvestment plan, including $5,047,000 from the sale of 465,981 Class A shares, $1,634,000 from the sale of 150,397 Class M shares, $313,000 from the sale of 28,735 Class A-I shares and $576,000 from the sale of 52,897 Class M-I shares. As of September 30, 2015, there were $292,430,000 in shares of our common stock available for sale pursuant to our distribution reinvestment plan.
We are structured as an externally managed, non-listed, daily valued perpetual-life REIT. This means that, subject to regulatory approval of our filing for additional offerings, we will sell shares of our common stock on a continuous basis and for an indefinite period of time. We will endeavor to take all reasonable actions to avoid interruptions in the continuous offering of our shares of common stock. There can be no assurance, however, that we will not need to suspend our continuous offering. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time and to extend our offering term to the extent permissible under applicable law.
On September 22, 2015, we received $47,000,000 related to the issuance of 4,234,234 shares of our Class D Common Stock at $11.10 per share.
Since the beginning of 2012, we raised a total of approximately $641,918,000 through our ongoing public and various private offerings, as well as our distribution reinvestment plan. We raised a total of approximately $154,690,000 during the quarter ending September 30, 2015.  As of September 30, 2015, our total Company NAV across all share classes was $798,783,000.
Share Repurchase Plan Status
During the quarter ended September 30, 2015, we redeemed 385,289 shares for a total of $4,228,000 pursuant to our share repurchase plan. Shares are not eligible for repurchase for the first year after purchase except upon death or disability of the stockholder. Shares issued pursuant to our distribution reinvestment plan are not subject to the one-year holding period. Eligible share repurchases during the period from October 1, 2015 through December 31, 2015 are limited to approximately $39,939,000 which is 5% of the NAV of all classes of shares as of the last business day of the previous calendar quarter.
Audit Committee
Effective September 23, 2015, Virginia G. Breen resigned as a member of our Audit Committee. On that same day, our Board of Directors determined that Jonathan B. Bulkeley, one of our existing independent directors and a former member and chairman of our Audit Committee, was financially literate, as provided for in our Audit Committee Charter, and appointed Mr. Bulkeley as Ms. Breen’s replacement. Ms. Breen remains an independent member of our Board of Directors and Chair of its Nominating Committee.
Acquisitions
On September 30, 2015, we acquired O'Hare Industrial Portfolio, a seven property, 642,000 square foot, 92% occupied industrial portfolio for approximately $71.4 million. O'Hare Industrial Portfolio is located near O'Hare Airport just outside Chicago, IL and was funded with cash on hand.
On September 30, 2015, we acquired Whitestone Market, a 145,000 square foot, 100% leased, grocery anchored retail center for approximately $51.5 million. Whitestone Market, located in Austin, Texas, is anchored by HEB and was funded with cash on hand.

Recent Share Pricing Information
Below is the daily NAV per share, as determined in accordance with our valuation guidelines, for each business day from September 1 to September 30, 2015, for each of our classes of common stock:

Date	NAV per Share
	Class A	Class M	Class A-I	Class M-I	Class D (1)
September 1, 2015	$11.04	$11.08	$11.09	$11.09	$11.08
September 2, 2015	$11.04	$11.08	$11.09	$11.09	$11.08
September 3, 2015	$11.04	$11.08	$11.09	$11.09	$11.08
September 4, 2015	$11.05	$11.08	$11.09	$11.10	$11.08
September 8, 2015	$11.05	$11.09	$11.09	$11.10	$11.09
September 9, 2015	$11.05	$11.09	$11.09	$11.10	$11.09
September 10, 2015	$11.05	$11.09	$11.09	$11.10	$11.09
September 11, 2015	$11.06	$11.09	$11.10	$11.11	$11.09
September 14, 2015	$11.06	$11.10	$11.10	$11.11	$11.10
September 15, 2015	$11.06	$11.10	$11.10	$11.11	$11.10
September 16, 2015	$11.06	$11.10	$11.10	$11.11	$11.10
September 17, 2015	$11.06	$11.10	$11.10	$11.11	$11.10
September 18, 2015	$11.06	$11.10	$11.10	$11.11	$11.10
September 21, 2015	$11.06	$11.10	$11.10	$11.11	$11.10
September 22, 2015	$11.06	$11.10	$11.11	$11.11	$11.10
September 23, 2015	$11.06	$11.10	$11.10	$11.11	$11.10
September 24, 2015	$11.06	$11.10	$11.11	$11.11	$11.10
September 25, 2015	$11.06	$11.10	$11.11	$11.12	$11.10
September 28, 2015	$11.06	$11.10	$11.11	$11.12	$11.11
September 29, 2015	$11.19	$11.23	$11.23	$11.24	$11.23
September 30, 2015 (2)	$11.08	$11.10	$11.11	$11.11	$11.10

(1) Shares of Class D common stock are currently being offered pursuant to a private placement offering.
(2) On August 6, 2015, our board of directors approved a gross dividend for the third quarter of 2015 of $0.12 per share to stockholders of record as of September 29, 2015. The decrease in share price on September 30, 2015 reflects the accrual of this cash distribution.
Purchases and repurchases of shares of our common stock will be made based on the appropriate day’s applicable per share NAV. On each business day, our NAV per share for each public offered share class, is posted on our website, www.JLLIPT.com, and made available on our toll-free, automated telephone line, (855) 652-0277.